Press Release

Ahold set to acquire up to 67 stores from Julius Meinl in the Czech Republic

Reinforcing strategic position and announcing Ahold's first acquisition since introduction of the `Road to Recovery' program

Zaandam, The Netherlands, August 1, 2005-- Ahold today announced that it has reached agreement with Julius Meinl, a.s. to acquire up to 67 Julius Meinl supermarkets in the Czech Republic. This acquisition will increase Ahold's storecount in the Czech Republic to about 300 and in Central Europe to approximately 520, reinforcing the company's prominent position in the region. Completion of this asset transaction is subject to certain closing conditions including anti-trust approval and is expected in the second half of 2005. The transaction amount was not disclosed.

"We are delighted to be able to announce this transaction," said Anders Moberg, Ahold President & CEO. "It represents another milestone in our recent history. We are nearing the successful completion of our divestment program and are now growing the business in key markets through selective acquisitions such as the transaction announced today."

Following finalization of the transaction, the Julius Meinl stores will be rebranded to Albert, the banner under which Ahold operates its supermarkets in the Czech Republic, Slovakia and Poland. The number of Albert supermarkets in the Czech Republic will increase to approximately 250.

Ahold will not only acquire Julius Meinl's store related assets in the Czech Republic but will also offer employment to the associates involved. In addition, Ahold will assume store-related stock and existing lease agreements.

Ahold has been active in the Czech Republic since 1991. On January 1, 2003, the company merged its Czech, Slovak and Polish operations into one management entity known as Ahold Central Europe. This more efficient unit, headquartered in the Czech capital Prague, strengthened Ahold's local position in all three markets, enabling the provision of better service throughout these three trade areas. Ahold Central Europe, with 2004 consolidated net sales of about Euro 1.7 billion, employs approximately 25,000 associates, of whom 13,000 in the Czech Republic.

[Graphic omitted] Ahold

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Julius Meinl, a.s. is a subsidiary of Julius Meinl International AG. Julius
Meinl International AG is an Austrian investment holding company, which through its subsidiaries operates a retail food chain in Central and Eastern Europe. In addition, the company operates a coffee roasting plant and distributes coffee and tea. With 2004 retail sales of approximately EUR 140 million in the Czech Republic, Julius Meinl employs about 1,700 people in its 67 stores. The stores sell food and grocery items including meat, fruit and vegetables, baked products and wine and liquor.

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Ahold Corporate Communications: +31 (0)75 - 659 5720

Disclaimer

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected acquisition of stores and related assets in the Czech Republic and the timing thereof, further growth and development in Ahold's key markets and plans to rebrand the acquired stores and to offer employment to the Julius Meinl associates involved on comparable terms. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in the completion of the acquisition, inability to satisfy any closing conditions to such acquisition, actions or inactions of government regulators and other third parties, inability to further develop or delays in further development in key markets and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold NV., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

[Graphic omitted] Ahold

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